Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540-6241
Tel: 609.919.6600
Fax: 609.919.6701
www.morganlewis.com

Andrew P. Gilbert
Partner
609.919.6603
agilbert@MorganLewis.com

September 5, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	POZEN Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Schedule 14A Definitive Proxy Statement filed April 4, 2008

File No. 0-31719

Dear Mr. Rosenberg:

On behalf of POZEN Inc. (“POZEN” or the “Company”), this letter is being submitted in response to the comments relating to the foregoing Form 10-K for the Fiscal Year Ended December 31, 2007 and Schedule 14A Definitive Proxy Statement filed April 4, 2008 given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to John R. Plachetka, Pharm. D., Chairman, President and Chief Executive Officer of the Company, dated August 25, 2008 with respect to the above-referenced filings.

For your convenience, we have set forth each comment and have included each response below the relevant comment.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Note 2: License Agreements, page F-14

1. You disclose that in August 2006 you entered into a collaboration and license agreement with AstraZeneca AB. You also disclose that in September 2007 you amended this agreement and received a $10 million payment upon execution of the amendment and a $20 million payment in recognition of the achievement of successful proof of concept. Please address the following comments:

a.	From your disclosure here and in your revenue recognition policy disclosure on page F-10 you indicate that you deferred the $10 million payment received upon amendment over the estimated remaining 31-month development period while you recognized the $20 million milestone payment when it was achieved. Please explain to us how the recognition of this milestone payment complies with your stated policy to recognize as revenue upon achievement only milestones that are substantive in nature and that are not reasonably assured at the inception of the agreement. In your response, please explain to what extent, if any, that the September 2007 amendment modified the proof of concept milestone from your original agreement.

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September 5, 2008
U.S. Securities and Exchange Commission

By way of background, the September 2007 Amendment No. 1 to the Collaboration and License Agreement (“September 2007 Amendment”) with AstraZeneca (“AZ”) was completed at the request of AZ in order to revise several studies under the agreement that were not required by the FDA but were important to AZ in achieving their target product profile. In addition, AZ desired to restructure future financial milestones from development and regulatory milestones to sales milestones. In consideration for the changes requested by AZ, POZEN negotiated a higher royalty rate in the US, sales milestones that are to be paid after lower thresholds are met, a $10 million additional licensing fee at signing and an agreement that AZ would pay the $20 million milestone payment for the achievement of the initial milestone outlined in the original agreement as discussed below. All other provisions of the 2006 Agreement remained the same.

When the Company entered into the August 2006 Collaboration and License Agreement (“2006 Agreement”), it determined that the $20 million milestone payment in question was both substantive in nature and not reasonably assured of achievement. In evaluating the substantive nature of this milestone payment, the Company considered a number of factors, including the extent of effort required to achieve the milestone, the significant labor and costs required and the time required to reach the milestone. The milestone took approximately one year to achieve and represented the culmination of significant development efforts by the Company in conducting the two studies, as detailed in the 2006 Agreement. The September 2007 Amendment did not modify the substantive criteria for the initial $20 million milestone payment as defined in the 2006 Agreement. AZ merely agreed that the studies achieved the endpoints and met the mutually agreed success criteria based upon the clinical data provided to AZ, and therefore receipt of the final written clinical study reports was no longer necessary to recognize achievement of the milestone. AZ agreed to make the $20 million milestone payment within 5 business days of signing the amendment. Based on the agreement with AZ, there is no right of refund and there are no contingencies relating to the milestone payment.

September 5, 2008
U.S. Securities and Exchange Commission

As a result, the September 2007 Amendment included language reflecting the fact that AZ acknowledged that the milestone for the $20 million payment under the 2006 Agreement had been achieved and that the underlying clinical endpoints and mutually agreed success criteria had been reached. The September 2007 Amendment did not change the clinical requirements or the dollar value associated with completion of the successful clinical milestone. Therefore, the Company concluded that the $20 million milestone payment received in September 2007 was appropriately recognized as revenue in accordance with its revenue recognition policy as there was no substantive modification to the milestone as provided in the original 2006 Agreement.

b.	In MD&A on page 37 you indicate that you seek a collaborative partner after you have established the proof of concept for an innovative idea. You continue to make this disclosure on page 11 of each of your March 31, 2008 and June 30, 2008 Forms 10-Q. Please revise your disclosure to reconcile the apparent inconsistencies between your statements regarding when you seek a collaborative partner and your collaboration with AstraZeneca in which you appear to have contracted before establishing proof of concept.

The Company does not believe there is an inconsistency between the statement that the Company seeks a partner to license its products or technology after it establishes proof of concept for such product/technology and the description of our collaboration with AstraZeneca, but rather a difference in the underlying definition of “proof of concept” as used in these two statements. The term “proof of concept” on page 37 of MD&A and in the comparable disclosure in its subsequent quarterly filings refers to the Phase 1 and/or Phase 2 studies conducted by the Company to collect data which it believes will be sufficient to interest potential commercial partners to license the product and make further investments in clinical studies which will definitively establish the safety and efficacy of the product. Potential partners may or may not agree that such Phase 1/Phase 2 studies conducted by the Company have in fact generated sufficient data to establish the scientific hypothesis underlying the product concept.

The collaboration with AZ for the product known as PN 400 was consummated after the Company had conducted a number of Phase 1 trials of a product known as PN 200 which contained omeprazole, a different proton pump inhibitor than the PN 400 product currently under development by the parties. Since the Company had conducted these initial studies using the PN 200 formulation, the Company agreed to conduct an additional Phase 1 study with the new PN 400 formulation, as well as to complete one Phase III trial using the PN 200 formulation, the conduct of which the parties believed would provide valuable information in designing and executing the pivotal efficacy trials for the new formulation. The achievement of certain specified results from these two studies are what are referred to

September 5, 2008
U.S. Securities and Exchange Commission

in the statement that the Company received a $20.0 million milestone payment “in recognition of successful proof of concept.” The Company acknowledges that the use of the term “proof of concept” to describe the achievement of this milestone may be viewed as inconsistent with the use of the term “proof of concept” when used in the context of our strategy. The Company proposes that in all future filings in which the AZ agreement is described that the Company will specify the two trials which formed the basis for the receipt of this milestone payment by trial number rather than use the term “proof of concept”. The proposed revised text is as follows:

“In September 2007, we received a $10.0 million payment upon execution of the amendment and a $20.0 million payment in recognition of the achievement of the primary endpoints for the PN 400-104 study, a study which compared acid suppression of different doses of PN 400, and achievement of the interim results of the PN 200-301 study, a six month comparative trial of PN 200 as compared to EC naproxen in patients requiring chronic NSAID therapy, meeting mutually agreed success criteria.”

2. On page F-16 you disclose that you participate in joint committees with AstraZeneca to manage product development and commercialization and that you have the deciding vote for development activities required for marketing approval in the U.S. Please explain to us how your committee participation impacts your revenue recognition under the collaboration agreement. In your response, please explain your joint committee participation rights and obligations, the length of time each committee is in existence, and whether you consider committee participation as a deliverable.

Under the terms of the 2006 Agreement with AZ, individuals representing the Company are members of both the Global Product Team (“GPT”) and the Joint Steering Committee (“JSC”). The GPT consists of three representatives designated by the Company, along with as many representatives as is desired by AZ. The GPT chairperson is designated by AZ and has decision-making authority. The GPT’s only commercialization responsibilities are to develop AZ’s commercial launch and marketing plans. The JSC consists of equal numbers of representatives from the Company and AZ, with co-chairpersons representing each company. The JSC reviews recommendations from the GPT regarding the U.S. Development Plan and resolves disputes of the GPT.

In the event of a JSC dispute, the Chief Executive Officer or designee of POZEN will have the final decision-making authority only with respect to any such disagreement arising out of either (i) core development activities (other than decisions pertaining to dose selection or initial product labeling) or (ii) additional development activities, but only to the extent that such activities are required by the FDA to obtain new drug application (“NDA”) approval in the U.S. of the initial product. The Chief Executive Officer or designee of AstraZeneca will have the final decision-making authority with respect to disagreement relating to all other matters.

September 5, 2008
U.S. Securities and Exchange Commission

Since the Chief Executive Officer or designee of POZEN will have no final decision-making authority once the initial product is approved and its participation on the GPT and JSC will end with the required transfer of the NDA to AZ, the Company determined to amortize the related AZ licensing fee over the Company’s estimated period of obligation, involvement and responsibility, which is through the estimated NDA approval/transfer date.

In reviewing the terms of the executed contract and considering the provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables, the Company concluded that its involvement in the GPT and the JSC during the development phase of the collaboration represents a substantive performance obligation or deliverable as defined in EITF 00-21. Following FDA approval of the NDA, the Company believes that participation on the GPT and JSC represents a right and a governance role only, rather than a substantive performance obligation. The Company believes its position is supported by the 2006 Agreement, which states that it has the ability to rule on dispute resolution matters in the product development stage only. The Company believes that its obligation to serve on the GPT and JSC will become perfunctory once the product has been approved by the FDA.

Given that the participation on the GPT and JSC during the development phase do not meet criteria in paragraph 9 of EITF 00-21 for separation (e.g. no separate identifiable fair value), the Company concluded that this deliverable would be combined with the upfront payments received and treated as a single unit-of-accounting for purposes of revenue recognition. The Company is recognizing the combined unit of accounting over the estimated period of obligation, involvement and responsibility – through the estimated NDA approval / transfer date, which coincides with its substantive obligation to serve on the GPT and JSC.

Schedule 14A Definitive Proxy Statement filed April 4, 2008

Employment Agreements, page 28

3. We note that in your narrative disclosure to summary compensation table and grants of plan-based awards table, as required by Item 402(e) of Regulation 8-K, you refer to a, “long-term incentive program,” which is not described anywhere in the narrative to the summary compensation table. Please disclose the terms of this long-term incentive program.

The terms of the long-term incentive program are described in detail in the definitive proxy statement filed on April 4, 2008 on pages 20 and 21 under the heading “Equity and other long-term incentive compensation” and on page 28 under the heading “Employment Agreements.” The narrative following the summary compensation table does not contain an additional description of the program to explain the amounts set out in the table under the heading “Non Equity Incentive Plan Compensation.” The Company proposes to include on a prospective basis in the definitive proxy for each fiscal year in which an executive officer is granted non-equity long term incentive compensation, a footnote with substantially the following text:

“Under certain circumstances, the Compensation Committee may determine that non-equity long-term incentive awards are preferable to equity-based awards. [The remainder of footnote will describe the terms of the specific awards to individual executive officers, if granted during the relevant period.]”

September 5, 2008
U.S. Securities and Exchange Commission

Please note that the Company has disclosed the vesting terms of the non-equity long-term incentive awards granted to the Company’s Chief Executive Officer in 2007 and 2008 on Forms 8-K filed on February 16, 2007 and March 12, 2008, respectively.

*  *  *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments and changes in the Company’s disclosure in the filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (609) 919-6600 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Andrew P. Gilbert
Andrew P. Gilbert

APG/cmf

cc:	John R. Platchetka, POZEN
William L. Hodges, POZEN
Gilda M. Thomas, Esq., POZEN
John Barnhardt, POZEN